

Mail Stop 3233

February 14, 2017

Via E-Mail
Brett C. Moody
Moody National REIT II, Inc.
6363 Woodway Drive, Suite 110
Houston, Texas 77057

> **Re:** **Moody National REIT II, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 2, 2017**
> **File No. 333-215362**

Dear Mr. Moody:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2017 letter.

The Mergers

Opinion of the Moody I Special Committee's Financial Advisor

Summary of Financial Analyses Performed by FBR

NAV Analyses, page 97

1.   We note your response to comment 4 and we reissue our prior comment. If a report, opinion or appraisal materially related to the transaction has been received from an outside party and is referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. We note that the appraisals commissioned by Moody I and Moody II were used by FBR in its NAV analysis and are referred to in the prospectus. Please revise to provide the disclosure required by Item 4(b) to Form S-4 and file the appraisals as exhibits, as required by Item 21(c) to Form S-4.

Brett C. Moody
Moody National REIT II, Inc.
February 14, 2017
Page 2

       Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3758 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: David E. Brown, Jr., Esq.
       Alston & Bird LLP